17009276

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC
408

SEC FILE NUMBER
8-66128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgeview Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N Marketplace Drive #222
(No. and Street)

Centerville	UT	84014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark Burton Stohl 801.456.1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stayner Bates
(Name – *if individual, state last, first, middle name*)

510 South 200 West, Suite 200	Salt Lake City	UT	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clark Burton Stohl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgeview Capital LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

Notary Public
CHERYL L MERZ
Commission Number 685733
My Commission Expires
October 03, 2019
State of Utah

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIDGEVIEW CAPITAL, LLC

REPORT PURSUANT TO Rule 17a-5 (d)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

CONTENTS

STAYNERBATES
Certified Public Accountants + Business Advisors

Stayner Bates P.C.
510 S 200 W Suite 200
Salt Lake City, Utah 84101
801 531 9100
Fax: 801 531 9147
stayner.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Ridgeview Capital, LLC
Centerville, Utah

We have audited the accompanying statement of financial condition of Ridgeview Capital, LLC as of December 31, 2016, and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Ridgeview Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Ridgeview Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information, including Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Ridgeview Capital, LLC's financial statements. The supplemental information is the responsibility of Ridgeview Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stayner Bates P.C.

Stayner Bates P.C.
Salt Lake City, UT 84101
January 30, 2017

Ridgeview Capital, LLC
Statement of Financial Condition
December 31, 2016

Assets	
Cash and cash equivalents (Note 2)	$ 10,816
FINRA CRD	1,126
Property and equipment, at cost, net of accumulated depreciation of $45,085 (Note 2 and 3)	-
Total assets	$ 11,942
Liabilities and Members' Equity	
Liabilities	$ -
Members' Equity	
Retained earnings	11,942
Total members' equity	11,942
Total liabilities and members' equity	$ 11,942

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Statement of Income
For the Year Ended December 31, 2016

Revenues	
Advisory fees	$ 50,000
Total Revenues	50,000
Operating Expenses	
Legal and professional	6,248
Office, telephone and supplies (Note 7)	6,000
Regulatory fees	1,950
Total Expenses	14,198
Net Income	$ 35,802

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

	Total Members' Equity
Balance, December 31, 2015	$ 12,856
Net income	35,802
Capital Contribution	13,284
Capital Distribution	(50,000)
Balance, December 31, 2016	$ 11,942

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Changes in Financial Condition
For the Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	35,802
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Changes in operating assets and liabilities:		
FINRA CRD		450
Prepaid expenses		464
Net cash used in operating activities		36,716
Cash Flows from Investing Activities		-
Cash flow from financing activities		
Contributions by members		13,284
Distributions to members		(50,000)
Net cash used in financing activities		(36,716)
Net Change in Cash and Cash Equivalents		-
Cash and Cash Equivalents, Beginning of Year		10,816
Cash and Cash Equivalents, End of Year	$	10,816
Supplemental Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income tax	$	-

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Notes to Financial Statements
December 31, 2016

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of Ridgeview Capital, LLC (the "Company"). The Company was originally organized as a Limited Liability Company in the State of Utah as Harvest Growth Partners, LLC on June 6, 2003. The Company subsequently changed its name on November 12, 2003.

The Company's corporate finance activities include mergers and acquisitions, corporate restructuring, fairness opinions and other financial advisory services. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that estimates are reasonable.

c. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Concentrations of Credit Risk

The Company maintains its cash in federally insured bank accounts. The Company's accounts are all within the FDIC insurance limits. As such, the Company does not anticipate any losses on its cash accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred.

f. Property and Equipment

Property and equipment are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Leasehold improvements are amortized over the life of the lease. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Furniture and fixtures	5 years

g. Revenue Recognition

Transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred. Interest income is recorded when earned pursuant to the applicable interest rate.

h. Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i. Fair value of Financial Instruments

The Company's financial instruments include cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values because of the short-term nature of these instruments.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2016:

Furniture and fixtures	$ 45,085
Total	45,085
Less: accumulated depreciation	(45,085)
Property and equipment, net	$ -

All property and equipment was fully depreciated as of December 31, 2012; therefore, there was no depreciation expense on property and equipment for the year ended December 31, 2016.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2016, the Company had net capital of $10,816 which was $5,816 in excess of its required net capital of $5,000.

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Expense Sharing Agreement - Office Space

The Company is obligated under an expense sharing agreement with a related company for its office space in Centerville, Utah and other expenses. Monthly payments under the agreement are $500. The terms of the agreement expired December 31, 2016, but it renews automatically for additional one-year terms unless terminated by either party (see also Note 7 below).

NOTE 7 - RELATED PARTY TRANSACTIONS

Effective January 1, 2009, the Company entered into an expense sharing agreement with a related company. Under this agreement, the Company is required to pay $400 per month for office space and $100 per month for telephone and other expenses. The term of this agreement expired December 31, 2016, but it renews automatically for additional one-year periods unless terminated by either party. Pursuant to this agreement, the Company has recorded office, telephone, and other expense of $6,000 for the year ended December 31, 2016.

NOTE 8 - MEMBER CONTRIBUTIONS AND DISTRIBUTIONS

During the year ended December 31, 2016, a related company paid expenses on behalf of the Company, totaling $13,284, which has been recorded as additional common interest member contributions for the year ended December 31, 2016.

NOTE 9 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2016 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 10 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 11 – LEASES

The Company is obligated under an expense sharing agreement with a related company for its office space in Centerville, Utah and other expenses (see Note 7 above). Monthly payments under the agreement are $500. The terms of the agreement expired December 31, 2016, but it renews automatically for additional one-year terms unless terminated by either party. Rent expense for the year ended December 31, 2016 was $6,000.

NOTE 12 - SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through January 30, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure in these financial statements as of December 31, 2016.

Ridgeview Capital, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2016

Computation of Net Capital		
Total ownership equity (from Statement of Financial Condition)	$	11,942
Non allowable assets:		
FINRA CRD		(1,126)
Net Capital	$	10,816
Computation of Net Capital Requirements		
Minimum net capital indebtedness		
6.67% of net aggregate indebtedness		-
Minimum dollar net capital required		5,000
Net Capital required (greater of above amounts)		5,000
Excess Capital	$	5,816
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	5,816
Computation of Aggregate Indebtedness		
Total liabilities (from Statement of Financial Condition)		-
Ratio of indebtedness to net capital		0.00

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	10,816
Audit Adjustments		-
Net Capital Per Audit	$	10,816

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to Ridgeview Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Ridgeview Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

The accompanying notes are an integral part of these financial statements

STAYNERBATES
Certified Public Accountants + Business Advisors

Stayner Bates P.C.
510 S 200 W Suite 200
Salt Lake City, Utah 84101
801 531 9100
Fax: 801 531 9147
stayner.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
of Ridgeview Capital, LLC
Centerville, Utah

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Ridgeview Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ridgeview Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Ridgeview Capital, LLC stated that Ridgeview Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ridgeview Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ridgeview Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stayner Bates P.C.

Stayner Bates P.C.
Salt Lake City, UT
January 30, 2017